SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 31 December 2008

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

Exhibit 1.1	Transaction in Own Shares announcement released on 4 December 2008
Exhibit 1.2	Director/PDMR Shareholding announcement released on 10 December 2008
Exhibit 1.3	Transaction in Own Shares announcement released on 11 December 2008
Exhibit 1.4	Director/PDMR Shareholding announcement released on 11 December 2008
Exhibit 1.5	Transaction in Own Shares announcement released on 15 December 2008
Exhibit 1.6	Director/PDMR Shareholding announcement released on 15 December 2008
Exhibit 1.7	Transaction in Own Shares announcement released on 16 December 2008
Exhibit 1.8	Director/PDMR Shareholding announcement released on 17 December 2008
Exhibit 1.9	Transaction in Own Shares announcement released on 18 December 2008
Exhibit 2.0	Transaction in Own Shares announcement released on 19 December 2008
Exhibit 2.1	Director/PDMR Shareholding announcement released on 19 December 2008
Exhibit 2.2	Director/PDMR Shareholding announcement released on 19 December 2008
Exhibit 2.3	Director/PDMR Shareholding announcement released on 19 December 2008
Exhibit 2.4	Transaction in Own Shares announcement released on 29 December 2008
Exhibit 2.5	Total Voting Rights announcement released on 31 December 2008

Exhibit 1 .1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4  December 2008

BP p.l.c. announces that on 3 December 2008 it transferred to participants in its employee share schemes 166,558 ordinary shares at prices between 350.00 pence and 487.00 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds 1,890,099,154 ordinary shares in Treasury, and has 18,728,191,456 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10  December 2008

BP p.l.c. was advised on 10 December 2008 by Computershare Plan Managers that on 10 December 2008 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £5.2525 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward                64 shares

Mr I.C. Conn                      64 shares

Other Persons Discharging Managerial Responsibilities

Mr R Bondy                       64 shares
Mrs V. Cox                        64 shares
Mr J. Mogford                    64 shares
Mr S. Westwell                   64 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11  December 2008

BP p.l.c. announces that on 10 December 2008 it transferred to participants in its employee share schemes 174,252  ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds 1,889,924,902 ordinary shares in Treasury, and has 18,728,365,708 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.4

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11  December 2008

BP p.l.c. was advised on 10 December 2008, by Equiniti that Mr. I.C. Conn, a Director of BP p.l.c. received 485 BP Ordinary shares (ISIN number B0007980591) on 8 December 2008 @ £5.03592 per share,  through the BP Dividend Reinvestment Plan.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 15  December 2008

BP p.l.c. announces that on 12 December 2008 it transferred to participants in its employee share schemes 798,308 ordinary shares at a price of 525.25 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds 1,889,126,594 ordinary shares in Treasury, and has 18,729,164,016 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.6

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 15  December 2008

BP p.l.c. was advised on 12 December 2008 by Computershare Plan Managers that the following Directors and senior executive (all persons discharging managerial responsibility in BP p.l.c.)  received the numbers of BP ordinary shares (ISIN number GB0007980591) and at the prices shown opposite their names on 8 December 2008, as a result of reinvestment of dividends on shares held through the BP Sharematch UK, BP Sharematch UK (Overseas) and BP Global Sharematch Plans:-

Directors

Name	No. Shares	Price
Dr A. B. Hayward	113 shares	£5.085 per share
Mr I. C. Conn	113 shares	£5.085 per share
Mr A. G. Inglis	90 shares	£5.085 per share

Other Persons Discharging Managerial Responsibility

Name	No. Shares	Price

Mr R. Bondy	4 shares	£5.085 per share
Mr J. Mogford	113 shares	£5.085 per share
Mr S. Westwell	11 shares	£5.085 per share
Mr S. Westwell	9 shares	£5.035920 per share

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 December 2008

BP p.l.c. announces that on 15 December 2008 it transferred to participants in its employee share schemes 553,147 ordinary shares at a price of 525.25 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds 1,888,573,447 ordinary shares in Treasury, and has 18,729,748,807 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.8

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 17 December 2008

BP p.l.c. was advised on 16 December 2008 by Fidelity Stock Plan Services LLC that the following senior executives (persons discharging managerial responsibility) received the numbers of BP ADSs (ISIN no. US0556221044) shown opposite their names on 8 December 2008 at US$45.97 per ADS as a result of the reinvestment of dividends on shares held by them in the BP Deferred Annual Bonus Plan:-

Ms S. Bott	295.835 ADSs (equivalent to approximately 1,775 ordinary shares)
Mr R. Malone	187.115 ADSs (equivalent to approximately 1,123 ordinary shares)
Mr H. L. McKay	177.222 ADSs (equivalent to approximately 1,063 ordinary shares)

Mr R. Malone also received 286.102 ADSs (equivalent to approximately 1,717 ordinary shares) at US$45.97 each as a result of the reinvestment of dividends on shares held by him in the BP LTPP Deferred Plan.

Ms S. Bott also received 586.556 ADSs (equivalent to approximately 3,519 ordinary shares) at US$45.97 each as a result of the reinvestment of dividends on shares held by her in the BP Restricted Share Plan.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 December 2008

BP p.l.c. announces that on 17 December 2008 it transferred to participants in its employee share schemes 121,614 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds 1,888,451,833 ordinary shares in Treasury, and has 18,729,882,421 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 December 2008

BP p.l.c. announces that on 18 December 2008 it transferred to participants in its employee share schemes 15,362 ordinary shares at prices between
409.50 pence and  613.00 pence . These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds 1,888,436,471 ordinary shares in Treasury, and has 18,729,901,503 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.1

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 19 December 2008

We were advised on 19 December 2008 by Wells Fargo Shareowner Services
 that the following Directors of BP p.l.c. received the numbers of BP ADSs (ISIN no.
US0556221044) shown opposite their names below on 8 December 2008
 @ $45.4117 per ADS under the Company's US dividend reinvestment plan:-

Mr. E.B. Davis, Jr	139.975 ADSs (equivalent to approximately 840 Ordinary shares)

Mr. I.C. Conn	133.662 ADSs (equivalent to approximately 802 Ordinary Shares)

This notice is given in fulfilment of the obligations under section 324(5) of the Companies Act 1985 and DR3.1.4 (1)(a)R.

Exhibit 2.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 19 December 2008

BP p.l.c. was advised on 19 December 2008, by Computershare Plan Managers that the following directors and senior executives (persons discharging managerial responsibility) received the numbers of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names on 18 December 2008 @ £5.0611per Ordinary share as a result of reinvestment of dividends on shares held by them in the BP Deferred Annual Bonus Plan:-

Ms V. Cox                   1,433 shares
Mr A. Inglis                   359 shares
Mr J. Mogford              1,560 shares
Mr S. Westwell            1,082 shares

Ms V. Cox also received 1,064 ordinary shares on 18 December 2008 at £5.0611 per share, as a result of the reinvestment of dividends on shares held by her in the BP Long Term Performance Plan (Deferred).

Mr J. Mogford also received 367 ordinary shares and Mr S. Westwell also received 207 ordinary shares on 18 December 2008 at £5.0611 per share, as a result of the reinvestment of dividends on shares held by them.

BP p.l.c. was further informed that Mr A. Hayward, a director of BP p.l.c., received 1,586 ordinary shares on 18 December 2008 at £5.0611 per share, as a result of the reinvestment of dividends on shares held by him in the BP Executive Directors Incentive Plan, and that Mr I. Conn, a director of BP p.l.c., received 1,368 ordinary shares on 18 December 2008 at £5.0611 per share, as a result of the reinvestment of dividends on shares held by him in the BP Long Term Performance Plan.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 2.3

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 19 December 2008

BP p.l.c. was advised on 19 December 2008, by Computershare Plan Managers that the following senior executives (persons discharging managerial responsibility) received the numbers of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names on 18 December 2008 @ £5.0611 per Ordinary share as a result of the reinvestment of dividends on shares held by them in the BP Restricted Share Plan:-

Mr R. Bondy             4,544 shares
Mr J. Mogford            2,968 shares

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 2.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 29 December 2008

BP p.l.c. announces that on 24 December 2008 it transferred to participants in its employee share schemes 130,891 ordinary shares at prices between 350.00 pence and  500.00 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds 1,888,305,580 ordinary shares in Treasury, and has 18,730,096,894 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.5

BP p.l.c. - Total Voting Rights
BP p.l.c. - 31 December 2008

BP p.l.c.

Voting Rights and Capital -
Transparency Directive Disclosure

London 31 December 2008

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,729,764,527 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,734,847,027. This figure excludes (i) 1,888,573,447 ordinary shares which have been bought back and held in treasury by BP; and (ii) 150,444,408 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 5 January 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary